SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE RANKED NUMBER 49 FASTEST GROWING

COMPANY IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST

500™

Attributes 2223% Revenue Growth to Industry Leading Technology Platform

November 16, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSXV: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced it ranked 49 on Deloitte’s Technology Fast 500™, a ranking of the 500 fastest growing technology, media, telecommunications, life sciences and energy tech companies in North America. Snipp Interactive grew 2223% percent during this period.

Snipp’s chief executive officer, Atul Sabharwal explains that this growth is the direct result of the company’s multi-year engineering effort to create the industry’s most advanced promotions and loyalty platform, which is quickly gaining widespread interest among major consumer brands. He said, “We are honored to have been recognized as one of the fastest growing tech companies in North America, a validation of our commitment to delivering industry-leading technology and marketing solutions to our clients, and the hard work of our talented, global teams.”

“Today, when every organization can be a tech company, the most effective businesses not only foster the courage to explore change, but also encourage creativity in using and applying existing assets in new ways, as resourcefully as possible,” said Sandra Shirai, principal, Deloitte Consulting LLP and U.S. technology, media and telecommunications industry leader. “This ingenious approach to innovation calls for the encouragement of curiosity and collaboration both within and outside the office walls.”

“This year’s Fast 500 winners showcase that when organizations are open to diverse perspectives and insights, they are able to create an environment for their employees and customers to see the possibilities and ingenious solutions that might lie ahead,” added

Jim Atwell, national managing partner of the emerging growth company practice, Deloitte & Touche LLP. “Entrepreneurial environments foster change and innovation within businesses, and we look forward to watching these companies continue to drive change across all sectors.”

Overall, 2016 Technology Fast 500™ companies achieved revenue growth ranging from 121 percent to 66,661 percent from 2012 to 2015, with median growth of 290 percent.

About Deloitte’s 2016 Technology Fast 500™

Deloitte’s Technology Fast 500 provides a ranking of the fastest growing technology, media, telecommunications, life sciences and energy tech companies – both public and private – in North America. Technology Fast 500 award winners are selected based on percentage fiscal year revenue growth from 2012 to 2015.

In order to be eligible for Technology Fast 500 recognition, companies must own proprietary intellectual property or technology that is sold to customers in products that contribute to a majority of the company's operating revenues. Companies must have base-year operating revenues of at least $50,000 USD, and current-year operating revenues of at least $5 million USD. Additionally, companies must be in business for a minimum of four years and be headquartered within North America.

As used in this document, “Deloitte” means Deloitte LLP and its subsidiaries. Please see www.deloitte.com/us/about for a detailed description of the legal structure of Deloitte LLP and its subsidiaries. Certain services may not be available to attest clients under the rules and regulations of public accounting.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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